

December 19, 2012

VIA E-Mail
Mr. Richard J. Smith
Chief Financial Officer
Phillips Edison – ARC Shopping Center REIT, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249

> **Re: Phillips Edison – ARC Shopping Center REIT, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed on March 23, 2012**
> **File No. 333-164313**

Dear Mr. Richard J. Smith:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Liquidity and Capital Resources, pages 46 – 47

1.   We note that you have significant amounts of long-term debt obligations that are contractually obligated to be paid in the next few years.   You indicate that you expect to meet cash needs other than acquisitions and acquisition-related expenses from your cash flow from operations.   It is not clear that cash flow from operations will be able to support all of these maturities.   Please tell us and expand discussions in future filings to disclose management's plans for meeting these contractual obligations.   Your response should discuss management's alternatives to the extent cash flow from operations are insufficient to cover all contractual commitments and contingencies.

Consolidated Statements of Cash Flows, page F-6

2.   Please revise future periodic filings to separately present amounts related to capital expenditures and property acquisitions.   In a similar fashion, please also revise footnote D of Schedule III on page F-23 to separately disclose amounts related to additions from acquisitions and additions from improvements.

Note 2 – Summary Of Significant Accounting Policies

Investment Property and Lease Intangibles, pages F-9 – F-10

3.   We note you indicate within disclosures on page 51 that below market leases are amortized over the remaining non-cancelable terms of the respective lease, not including renewals.   Please clarify your basis for not including renewals.   Your response should describe how you considered any fixed rate renewal options in the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized.   In addition, you should also discuss how you determine the likelihood that a lessee will execute a below-market lease renewal, and how you consider that likelihood, if at all, in determining the amortization period.

Schedule III – Real Estate Assets and Accumulated Depreciation, page F-23

4.   Please clarify the nature of the amounts reflected in the column labeled "Adjustments to Basis", the significance of such amounts and explain how this column of information is factored into your determination of the total gross amount carried at end of period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or the undersigned at (202) 551-3438 if you have any questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant